Filed by Spectrum Brands Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to

Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Spectrum Brands Holdings, Inc.

Commission file number 333-224209

Spectrum Brands and HRG Group Announce July 13, 2018

as the Date for Special Meetings of Stockholders

Special Meetings of the Stockholders of Spectrum Brands and HRG will be Held on July 13, 2018 at which Stockholders Will Vote on Proposals Related to the Merger between the Companies

MIDDLETON, WI and NEW YORK, June 12, 2018 – Spectrum Brands Holdings, Inc. (NYSE: SPB) today announced that a special meeting of Spectrum Brands’ stockholders will be held on Friday, July 13, 2018 at 9:30 a.m. local time at Kirkland & Ellis LLP, 601 Lexington Avenue, New York, New York 10022 to consider and vote on a proposal to adopt a definitive merger agreement pursuant to which Spectrum Brands will combine with HRG (the “Merger”) as well as certain related proposals. Stockholders of record of Spectrum Brands as of the close of business on May 17, 2018 will be entitled to receive notice of and vote at the Spectrum special meeting. HRG Group, Inc. (NYSE: HRG), a holding company with shares of Spectrum Brands as its principal holding, also announced that a special meeting of HRG’s stockholders will be held on Friday, July 13, 2018 at 9:30 a.m. local time at Davis Polk & Wardwell LLP, 450 Lexington Avenue, New York, New York 10017, to consider and vote upon proposals to amend the HRG certificate of incorporation, approve the issuance of HRG common stock in connection with the Merger, and certain other matters related to the Merger. Stockholders of record of HRG as of the close of business on May 17, 2018 will be entitled to receive notice of and vote at the HRG special meeting.

About Spectrum Brands Holdings, Inc.

Spectrum Brands, a member of the Russell 1000 Index, is a global and diversified consumer products company and a leading supplier of consumer batteries, residential locksets, residential builders’ hardware, plumbing, shaving and grooming products, personal care products, small household appliances, specialty pet supplies, lawn and garden and home pest control products, personal insect repellents, and auto care products. Helping to meet the needs of consumers worldwide, our Company offers a broad portfolio of market-leading, well-known and widely trusted brands including Rayovac®, VARTA®, Kwikset®, Weiser®, Baldwin®, National Hardware®, Pfister®, Remington®, George Foreman®, Black + Decker®, Tetra®, Marineland®, GloFish®, Nature’s Miracle®, Dingo®, 8-in-1®, FURminator®, IAMS® and Eukanuba® (Europe only), Healthy-Hide®, Digest-eeze™, DreamBone®, SmartBones®, Littermaid®, Spectracide®, Cutter®, Repel®, Hot Shot®, Black Flag®, Liquid Fence®, Armor All®, STP® and A/C PRO®. Spectrum Brands’ products are sold in approximately 160 countries. Spectrum Brands generated net sales from continuing operations of approximately $3.0 billion in fiscal 2017. For more information, visit www.spectrumbrands.com.

About HRG Group, Inc.

HRG Group, Inc. is a holding company that conducts its operations through its operating subsidiaries. As of March 31, 2018, the Company’s principal operating subsidiary was Spectrum Brands, a global branded consumer products company. HRG is headquartered in New York and traded on the New York Stock Exchange under the symbol HRG. For more information on HRG, visit: www.HRGgroup.com.

Additional Information and Where You Can Find It

In connection with the proposed transaction, on April 10, 2018, HRG filed with the SEC a registration statement on Form S-4 that includes a preliminary joint proxy statement of Spectrum Brands and HRG and that also constitutes a preliminary prospectus for the HRG shares being issued to Spectrum’s stockholders in the proposed transaction. The registration statement was amended on May 18, 2018 and on June 8, 2018. Spectrum and HRG also may file other documents with the SEC regarding the proposed transaction. This report is not a substitute for the joint proxy statement/prospectus or registration statement or any other document which Spectrum and HRG may file with the SEC. INVESTORS AND SECURITY HOLDERS OF SPECTRUM AND HRG ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC (when available) by Spectrum and HRG through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of Spectrum and HRG at the contact information listed below.

Spectrum Brands Holdings, Inc.

3001 Deming Way

Middleton, WI 53562

Attention: Investor Relations

HRG Group, Inc.

450 Park Avenue, 29th Floor

New York, NY 10022

Attention: Investor Relations

This report is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. This report is not a substitute for the prospectus or any other document that Spectrum and HRG may file with the SEC in connection with the proposed transaction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Spectrum, HRG and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Spectrum’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Spectrum’s Form 10-K for the year ended September 30, 2017, as amended, which is on file with the SEC. Information regarding HRG’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in HRG’s Form 10-K for the year ended September 30, 2017, which is filed with the SEC. A more complete description is available in the registration statement on Form S-4 and the preliminary joint proxy statement/prospectus, which is not complete and may be updated.

Forward-Looking Statements

Certain matters discussed in this press release may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these statements by using words like “future,” “anticipate,” “intend,” “plan,” “estimate,” “believe,” “expect,” “project,” “forecast,” “could,” “would,” “should,” “will,” “may,” and similar expressions of future intent or the negative of such terms. These statements are subject to a number of risks and uncertainties that could cause results to differ materially from those anticipated as of the date of this release. Actual results may differ materially as a result of (1) the ability to consummate the announced transaction on the expected terms and within the anticipated time period, or at all, which is dependent on the parties’ ability to satisfy certain closing conditions, including the approval of Spectrum’s and HRG’s stockholders, including Spectrum’s stockholders other than HRG; (2) any delay or inability of the combined company to realize the expected benefits of the transaction; (3) changes in tax laws, regulations, rates, policies or interpretations; (4) the value of the combined company shares to be issued in the transaction; (5) the risk of unexpected significant transaction costs and/or unknown liabilities; (6) potential litigation relating to the proposed transaction; (7) the outcome of Spectrum Brands’ previously announced transaction to sell the Global Battery and Lighting Business and exploration of strategic options for Spectrum Brands’ Appliances business, including uncertainty regarding consummation of any such transaction or transactions and the terms of such transaction or transactions, if any, and, if consummated, Spectrum Brands’ ability to realize the expected benefits of such transaction; (8) the impact of actions taken by significant stockholders; (9) the impact of expenses resulting from the implementation of new business strategies, divestitures or current and proposed restructuring activities; (10) the potential disruption to Spectrum Brands’ or HRG’s business or diverted management attention, and the unanticipated loss of key members of senior management or other employees, in each case as a result of the announced transaction, the previously announced transaction to sell Spectrum Brands’ Global Battery and Lighting Business, in connection with the strategic options for Spectrum Brands’ Appliances business or otherwise; and (11) general economic and business conditions that affect the combined company following the transaction. Risks that could cause actual risks to differ from those anticipated as of the date hereof include those discussed herein, those set forth in the combined securities filings of Spectrum Brands and SB/RH Holdings, LLC, including their most recently filed Annual Report on Form 10-K, as amended, as updated in subsequent Quarterly Reports on Form 10-Q and those set forth in the securities filings of HRG, including its most recently filed Annual Report on Form 10-K.

Spectrum Brands and HRG also caution the reader that undue reliance should not be placed on any forward-looking statements, which speak only as of the date of this release. Spectrum Brands and HRG undertake no duty or responsibility to update any of these forward-looking statements to reflect events or circumstances after the date of this report or to reflect actual outcomes.

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